UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A-2
                                  RULE 13E-100

                         RULE13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                MACTARNAHAN PORTLAND BREWING COMPANY VOTING TRUST
                             ELECTRA PARTNERS, INC.
                         KARBAN DEVELOPMENT CORPORATION
                         MACTARNAHAN LIMITED PARTNERSHIP
                        HARMER MILL & LOGGING SUPPLY CO.
                              ROBERT M. MACTARNAHAN
                              R. SCOTT MACTARNAHAN
                                CHARLES A. ADAMS
                                 PETER F. ADAMS
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   736 420 100
                      (CUSIP Number of Class of Securities)


 MacTarnahan Portland Brewing Company           Electra Partners, Inc.             Karban Development Corporation
             Voting Trust                 17675 SW Farmington Road, PMB #470     17675 SW Farmington Road, PMB #470
       11270 SW Lynnridge Avenue                  Aloha, Oregon 97007                    Aloha, Oregon 97007
        Portland, Oregon 97225                       503-591-8280                           503-591-8280
             503-644-5342



    MacTarnahan Limited Partnership        Harmer Mill & Logging Supply Co.             Robert M. MacTarnahan
       11270 SW Lynnridge Avenue               11270 SW Lynnridge Avenue              11270 SW Lynnridge Avenue
        Portland, Oregon 97225                  Portland, Oregon 97225                 Portland, Oregon 97225
             503-644-5342                            503-644-5342                           503-644-5342


         R. Scott MacTarnahan                      Charles A. Adams                        Peter F. Adams
       11270 SW Lynnridge Avenue            4047 SW Shattuck Road Portland,      3011 SW Nottingham Drive Portland,
        Portland, Oregon 97225                     Oregon 97221-3042                        Oregon 97201
             503-644-5342                            503-297-0373                           503-228-7002






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
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Persons
                                Filing Statement)

                                   Copies To:
                         Frederick L. Bowman, President
                            Portland Brewing Company
                               2730 NW 31st Avenue
                             Portland, Oregon 97201
                                  503-226-7623

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

     Check the following box if the filing fee is a final amendment reporting the results of the transaction.[ ]

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $985,582.20                                            $124.87

         * Estimated maximum price obtained by multiplying (A) $0.10 by (B) the total number of shares of common stock owned by all shareholders of record immediately prior to the Reverse Split.

         ** Determined pursuant to Section 13(e) by multiplying $985,582.20 by ..0001267 ($126.70 per million).

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $197.12           Filing Party: Portland Brewing Company
Form or Registration No.: Schedule 13E-3  Date Filed:   April 9, 2004
                          Schedule 13E-3/A-2            May 24, 2004







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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by The MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., Karban Development Corporation, MacTarnahan Limited Partnership, Harmer Mill & Logging Supply Co., Robert M. MacTarnahan, R. Scott MacTarnahan, Charles A. Adams, and Peter F. Adams (each a "Filing Person" and collectively, the "Filing Persons") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. Portland Brewing Company ("Portland Brewing" or the "Company") is simultaneously filing a separate Rule 13e-3 Transaction Statement on Schedule 13E-3. The Company is submitting to its shareholders a proposal to approve and adopt a proposal for:

         (a) 600,000-for-one reverse stock split of the Company's common stock (the "Reverse Split"); and

         (b) a cash payment per share of $0.10 for the currently outstanding common stock in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed Reverse Split.

         The Reverse Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Special Meeting of Shareholders scheduled to be held on [__________], 2004 (the "Special Meeting"). The Reverse Split requires an amendment to the Company's Articles of Incorporation, as amended. The other purposes of the Special Meeting are (1) to approve the Asset Purchase Agreement dated as of January 26, 2004 among Portland Brewing, Pyramid Breweries Inc., and PBC Acquisition, LLC, a subsidiary of Pyramid Breweries Inc. (Pyramid Breweries Inc. and PBC Acquisition, LLC collectively referred to as "Pyramid") pursuant to which Portland Brewing will sell substantially all of its assets used in its brewery and brewery-restaurant operations to Pyramid and (2) to transact such other business as may properly come before the Special Meeting.

         The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission on June 14, 2004 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.
















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
ITEM 1. SUMMARY TERM SHEET.

Reg. M-A 1001

The information set forth in the Proxy Statement under the caption "SUMMARY- The Reverse Split Proposal" is incorporated herein by reference.

o Filing Persons. MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., and Karban Development Corporation each hold at least 600,000 shares of common stock, and each such Filing Person will remain a shareholder of Portland Brewing following the Reverse Split. As a result, each such Filing Person will own an increased percentage of the outstanding common stock. The other Filing Persons do not directly hold any Portland Brewing Stock. The Filing Persons do anticipate changes in the Company's board of directors or management to result from the Reverse Split. The Filing Persons who own shares collectively hold 7,304,062 shares or 74.1% of the Company's outstanding common stock and 100% of Series A Preferred Stock.

o Position of Filing Persons. Each Filing Person recommends a vote "FOR" the Reverse Split, and believes that the Reverse Split is fair as to substance and procedure with respect to Portland Brewing's unaffiliated shareholders. In reaching such a conclusion, each Filing Person, in their capacity as Filing Persons and not as members of the board of directors, relied on the reasons articulated by the board of directors in the Proxy Statement, other than the fairness opinion rendered by Willamette Management Associates, Inc., on which the Filing Persons in such capacity were not entitled to rely and did not rely.

o Effect of Reverse Split on Filing Persons. MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., and Karban Development Corporation will participate in the Reverse Split to the same extent as non-filing persons. MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., and Karban Development Corporation all currently own sufficient shares of common stock (at least 600,000 each) so that they will all continue to be shareholders after the effectiveness of the Reverse Split. The percentage ownership by these Filing Persons of the total outstanding shares after the Reverse Split will increase to 100%.

o Federal Income Tax Consequences. The federal income tax consequences of the Reverse Split to MacTarnahan Portland Brewing Company Voting Trust, Electra Partners, Inc., and Karban Development Corporation will be the same as the federal income tax consequences to shareholders who are not Filing Persons, that is, these Filing Persons will recognize gain (or loss) in an amount equal to the positive (or negative) difference between the amount received as cash in lieu of fractional shares and these Filing Persons' basis in the fractional shares so redeemed.


ITEM 2. SUBJECT COMPANY INFORMATION.

Reg. M-A 1002

         (a) The information set forth in the Proxy Statement under the caption "SUMMARY- The Parties to the Asset Sale" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING- Record Date and Outstanding Shares" is incorporated herein by reference.

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
         (c) The information set forth in the Proxy Statement under the caption "SUMMARY- Recent Market Price of Portland Brewing Common Stock" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" is incorporated herein by reference. The Company has not paid any dividends in the past two years.

         (e)      Not applicable.

         (f)      Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Reg. M-A 1003(a) through (c)

         (a)-(c) The Filing Persons are affiliates of the subject company. Each Filing Person is an affiliate because it directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the subject company through stock ownership and voting control.

                  The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is the trustee of the Voting Trust and Robert Scott MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is a successor trustee of the Voting Trust. Robert M. MacTarnahan and Robert Scott MacTarnahan are citizens of the United States of America.

                  Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road PMB #470, Aloha, Oregon, 97007-3216. Electra's principal business is owning and operating a landfill. Charles Anthony Adams (4047 SW Shattuck Road Portland, Oregon 97221-3042) is a director and President of Electra. Each of Peter Francis Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) and Carol Crampton Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) is a Vice President and director of Electra. Charles Anthony Adams, Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

                  Karban Development Corporation ("Karban") is an Oregon corporation with its principal office located at 21630 SW Farmington Road, Aloha, Oregon. Karban's principal business is real property development. Charles Anthony Adams (4047 SW Shattuck Road Portland, Oregon 97221-3042) is a director and President of Karban. Peter Francis Adams (3011 SW Nottingham Drive, Portland, Oregon 97201) is a director, Secretary and Vice President of Karban. Charles Anthony Adams and Peter Francis Adams are citizens of the United States of America.

                  MacTarnahan Limited Partnership ("MLP") is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of MLP is investing. The general partner of MLP is Harmer Mill & Logging Supply Co. and the limited partners are the R.M. MacTarnahan Trust (11416 SW Lynnridge, Portland, Oregon 97225) and the Ruth A. MacTarnahan

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
                  Trust (11416 SW Lynnridge, Portland, Oregon 97225). The R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust are each organized under the laws of the state of Oregon. Robert Malcolm MacTarnahan is trustee of both the R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

                  Harmer Mill & Logging Supply Co. ("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Sara M. Whitworth (11416 SW Lynnridge, Portland, Oregon 97225) is a director of Harmer. Andrea J. MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is a director and employee of Harmer. Robert Malcolm MacTarnahan, Robert Scott MacTarnahan, Sara M. Whitworth, and Andrea J. MacTarnahan are citizens of the United States of America.

                  Robert Malcolm MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Malcolm MacTarnahan is a director of the Company, Trustee of the Voting Trust, a director and President of Harmer, a Limited Partner of MLP, and Trustee of both the R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

                  Robert Scott MacTarnahan's business address is 11416 SW Lynnridge, Portland, Oregon 97225. Robert Scott MacTarnahan is a director of the Company, is a director and Vice President of Harmer, and is a successor trustee of the Voting Trust. Robert Scott MacTarnahan is a citizen of the United States of America.

                  Charles Anthony Adams' address is 4047 SW Shattuck Road Portland, Oregon 97221-3042. Charles Anthony Adams is a director and President of Electra, and is a director and President of Karban. Charles Anthony Adams is a citizen of the United States of America.

                  Peter Francis Adams' address is 3011 SW Nottingham Drive, Portland, Oregon 97201. Peter Francis Adams is a director of the Company, is a director and Vice President of Electra, and is a director, Secretary and Vice President of Karban. Peter Francis Adams is a citizen of the United States of America.

                  None of the above mentioned natural persons was: (a) convicted in a criminal proceeding during the past five years (excluding traffic violation or similar misdemeanors); or (b) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

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
Reg. M-A 1004(a) and (c) through (f)

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of Reverse Split on the Shareholders," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," "THE REVERSE SPLIT PROPOSAL-Consideration in Lieu of Shares," and "THE REVERSE SPLIT PROPOSAL- Material U.S. Federal Income Tax Consequences of the Reverse Split," is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Shareholders," and "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Dissenters' Rights-Reverse Split Proposal" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Reg. M-A 1005(a) through (c) and (e)

         (a) The information set forth in Part I, Item 11- "Interest of Management and Others in Certain Transactions" of the Company's Form 10-KSB filed with the commission on March 30, 2004, is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale," "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale," "SUMMARY- The Reverse Split Proposal," "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference.

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
         (e) The information set forth in the Proxy Statement under the caption "SUMMARY- The Asset Sale" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Reg. M-A 1006(b) and (c)(1)-(8)

         (b) The information set forth in the Proxy Statement under the caption "SUMMARY- The Reverse Split Proposal" is incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "THE ASSET SALE PROPOSAL," and "THE REVERSE SPLIT PROPOSAL" and all subheadings thereunder is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Reg. M-A 1013

         (a) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" is incorporated herein by reference. The Filing Persons have specifically adopted the purposes for the transaction articulated by the board of directors as their own.

         (b)-(c) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference. With respect to the substantive and procedural fairness of the transaction to Portland Brewing's unaffiliated shareholders, the Filing Persons have specifically adopted the analysis of the board of directors as their own. Accordingly, the Filing Persons have specifically adopted the board's purposes for the transaction, reasons for the structure of the transaction, reasons for undertaking the transaction at this time, and analysis with respect to alternative transactions considered.

                  The Filing Persons did not, other than in their capacity as directors of the Company, consider the opinion of Willamette in reaching this conclusion.

         (d) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Structure of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Shareholders," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on Portland Brewing," "THE REVERSE SPLIT PROPOSAL- Effect of the Reverse Split on the Portland Brewing Affiliates," "THE REVERSE SPLIT PROPOSAL - Source of Funds and Financial Effect of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Material Federal Income Tax Consequences of the Reverse Split" is incorporated herein by reference. The federal income tax consequences of the Reverse Split for the Filing Persons will be the same as the federal income tax consequences for shareholders who are not Filing Persons.

ITEM 8. FAIRNESS OF THE TRANSACTION.

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
Reg. M-A 1014

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference. With respect to the substantive and procedural fairness of the transaction to Portland Brewing's unaffiliated shareholders, the Filing Persons have specifically adopted the analysis of the board of directors as their own, including the board's conclusions, provided, however, that the Filing Persons in their capacity as such did not consider or rely, and were not entitled to consider or rely, on the opinion of Willamette. Each Filing Person believes that the Reverse Split is fair as to substance and procedure with respect to Portland Brewing's unaffiliated shareholders who will not retain their investment in the Company.

         (b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split," and "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" is incorporated herein by reference. In considering whether to recommend to the shareholders the approval of the Reverse Split and the related transactions, the Filing Persons have adopted the board's reasoning with respect to the factors discussed in the Proxy Statement, with the exception of the fairness opinion from Willamette on which the Filing Persons are not entitled to rely.

         (c) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Vote Required" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL - Factors Considered by The Special Committee and The Board of Directors" and "THE REVERSE SPLIT PROPOSAL- Financial Terms of the Transaction" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," and "THE REVERSE SPLIT PROPOSAL-Recommendation of the Board of Directors" is incorporated herein by reference.

         (f) The information set forth in the Proxy Statement under the captions "SUMMARY- The Asset Sale," "THE ASSET SALE PROPOSAL-Background of the Asset Sale," and "THE ASSET SALE PROPOSAL-Reasons for the Asset Sale" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Reg. M-A 1015

         (a)-(b) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Background of the Reverse Split," "THE REVERSE SPLIT PROPOSAL- Reasons for the Reverse Split" "THE REVERSE SPLIT PROPOSAL- Opinion of Financial Advisor," and "THE REVERSE SPLIT PROPOSAL- factors Considered by the Special Committee and the Board of Directors" is incorporated herein by reference. The Filing Persons did not rely on Willamette's fairness opinion.

         (c) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Reg. M-A 1007

         (a) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (b)      Not applicable.

         (c) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the caption "THE REVERSE SPLIT PROPOSAL- Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Reg. M-A 1008

         (a) The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Reg. M-A 1012(d) and (e)

         (d) The information set forth in the Proxy Statement under the caption "SUMMARY- The Special Meeting" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the captions "THE REVERSE SPLIT PROPOSAL- Factors Considered by The Special Committee and The Board of Directors" and "THE REVERSE SPLIT PROPOSAL- Recommendation of the Board of Directors" is incorporated herein by reference. In reliance upon the reasons articulated by board of directors (other than the fairness opinion rendered by Willamette, on which no person other than the Special Committee is entitled to rely), the Filing Persons have determined that the Reverse Split and the related transactions are both substantively and procedurally fair to, and in the best interest of, Portland Brewing and its unaffiliated shareholders who will not retain an interest in Portland Brewing. Accordingly, each of the Filing Persons recommends a vote "FOR" the proposal to approve the Reverse Split and the related transactions described in the Proxy Statement.

ITEM 13. FINANCIAL STATEMENTS.

Reg. M-A 1010(a) and (b)

         (a) The financial statements set forth in Annex F of the Proxy Statement are incorporated herein by reference.

         (b) The financial information set forth in Annex F of the Proxy Statement is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Reg. M-A 1009

         (a) The Portland Brewing Special Committee retained Willamette to render a fairness opinion. The Filing Persons did not rely on Willamette's fairness opinion.

         (b)      Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

Reg. M-A 1011(b)

         (b) The information set forth in the Proxy Statement, together with the proxy card, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Reg. M-A 1016(a) through (d), (f) and (g)

         (a)      Proxy Statement, together with the proxy card*

         (b)      Business Loan Agreement (Asset Based) dated September 1,
                  2003**

                  First Amendment to Business Loan Agreement (Asset Based) dated December 26, 2003**

                  Second Amendment to Business Loan Agreement (Asset Based) dated March 8, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated January 24, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated March 25, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership dated March 25, 2004**

         (c)      Fairness Opinion of Willamette Management Associates, Inc.***

                  Willamette Management Associates, Inc.'s presentation to the Special Committee of the Board of Directors on January 24, 2004****

         (d)      Voting Agreement dated July 27, 2001#

                  Voting Trust Agreement dated May 31, 2002##

                  Voting Agreement dated January 26, 2004###

         (f)      Copy of Dissenters' Rights Statute*****

         (g)      Not applicable

-----------------

* Incorporated by reference to the Proxy Statement filed by Portland Brewing Company on May 24, 2004.

** Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004, exhibits 10.38, 10.39, 10.40, 10.43, 10.44, and 10.47, respectively.

***      Incorporated by reference to Annex D of Exhibit (a).

****     Incorporated by reference to Annex E of Exhibit (a).

*****    Incorporated by reference to Annex B of Exhibit (a).

# Incorporated by reference to Schedule 13D Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001.

## Incorporated by reference to Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust on June 8, 2001.

### Incorporated by reference to Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               MACTARNAHAN PORTLAND BREWING COMPANY VOTING TRUST

                               By:    /s/ Robert M. MacTarnahan
                                     ----------------------------------
                               Name:  Robert M. MacTarnahan
                               Title: Trustee
                               Dated: June 11, 2004



                               ELECTRA PARTNERS, INC.

                               By:    /s/ Charles A. Adams
                                     ----------------------------------
                               Name:  Charles A. Adams
                               Title: President
                               Dated: June 11, 2004



                               KARBAN DEVELOPMENT CORPORATION

                               By:    /s/ Charles A. Adams
                                     ----------------------------------
                               Name:  Charles A. Adams
                               Title: President
                               Dated: June 11, 2004



                               MACTARNAHAN LIMITED PARTNERSHIP

                               By:    Harmer Mill & Logging Supply Co.
                               Its:   General Partner

                               By:    /s/ Robert M. MacTarnahan
                                     ----------------------------------
                               Name:  Robert M. MacTarnahan
                               Title: President
                               Dated: June 11, 2004

                               HARMER MILL & LOGGING SUPPLY CO.

                               By:    /s/ Robert M. MacTarnahan
                                     ----------------------------------
                               Name:  Robert M. MacTarnahan
                               Title: President
                               Dated: June 11, 2004


                               ROBERT M. MACTARNAHAN

                               /s/ Robert M. MacTarnahan
                               ----------------------------------------
                               Dated: June 11, 2004



                               R. SCOTT MACTARNAHAN

                               /s/ R. Scott MacTarnahan
                               ----------------------------------------
                               Dated: June 11, 2004



                               CHARLES A. ADAMS

                               /s/ Charles A. Adams
                               ----------------------------------------
                               Dated: June 11, 2004



                               PETER F. ADAMS

                               /s/ Peter F. Adams
                               ----------------------------------------
                               Dated: June 11, 2004

         EXHIBIT INDEX

EXHIBIT DESCRIPTION

         (a)      Proxy Statement, together with the proxy card*

         (b)      Business Loan Agreement (Asset Based) dated September 1,
                  2003**

                  First Amendment to Business Loan Agreement (Asset Based) dated December 26, 2003**

                  Second Amendment to Business Loan Agreement (Asset Based) dated March 8, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated January 24, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership and other parties dated March 25, 2004**

                  Letter Agreement between the Company and MacTarnahan Limited Partnership dated March 25, 2004**

         (c)      Fairness Opinion of Willamette Management Associates, Inc.***

                  Willamette Management Associates, Inc.'s presentation to the Special Committee of the Board of Directors on January 24, 2004****

         (d)      Voting Agreement dated July 27, 2001#

                  Voting Trust Agreement dated May 31, 2002##

                  Voting Agreement dated January 26, 2004###

         (f)      Copy of Dissenters' Rights Statute*****

         (g)      Not applicable

-----------------

* Incorporated by reference to the Proxy Statement filed by Portland Brewing Company on May 24, 2004.

** Incorporated by reference to Form 10-KSB filed by Portland Brewing Company on March 30, 2004, exhibits 10.38, 10.39, 10.40, 10.43, 10.44, and 10.47, respectively.

***      Incorporated by reference to Annex D of Exhibit (a).

****     Incorporated by reference to Annex E of Exhibit (a).

*****    Incorporated by reference to Annex B of Exhibit (a).

# Incorporated by reference to Schedule 13D Amendment No. 2 filed by the MacTarnahan Portland Brewing Company Voting Trust and the Adams Parties on July 30, 2001.

## Incorporated by reference to Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust on June 8, 2001.

### Incorporated by reference to Form 8-K filed by Pyramid Breweries Inc. on January 28, 2004.